Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

NeONC TECHNOLOGIES HOLDINGS, INC.

(a Delaware corporation)

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

NEONC TECHNOLOGIES HOLDINGS, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is NeOnc Technologies Holdings, Inc. The original Certificate of Incorporation of the Corporation was filed on January 5, 2023 (the “Certificate of Incorporation”).

SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the “DGCL”) the board of directors of the Corporation has duly adopted by unanimous written consent dated April 7, 2023, and a majority of the outstanding shares of common stock of the Company entitled to vote approved by written consent dated April 7, 2023, the amendment to the Certificate of Incorporation set forth in this certificate of amendment (this “Certificate of Amendment”).

THIRD: Section A of Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“A. The total number of shares of capital stock which the Corporation has authority to issue is One Hundred Ten Million (110,000,000) shares consisting of: One Hundred Million (100,000,000) shares of Common Stock, par value $0.0001 per share, and Ten Million (10,000,000) shares of Preferred Stock, par value $0.0001 per share.

Effective upon the filing of this Certificate of Amendment (the “Effective Time”), a 1.222222-for-1 forward stock split for each share of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holders thereof occur (the “Forward Stock Split”). The par value of the Common Stock shall remain $0.0001 per share. This conversion shall apply to all shares of Common Stock, which, at the Effective Time, shall be validly issued, fully paid and non-assessable shares of Common Stock. Each certificate or book entry representing shares of Common Stock (“Prior Certificates”) shall thereafter represent that number of shares of Common Stock by which the shares of Common Stock represented by the Prior Certificate shall have been multiplied. Any fractional shares resulting from the Forward Stock Split shall be rounded up to the nearest whole share.”

FOURTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

FIFTH: The foregoing amendment has been duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the DGCL and shall be effective upon filing with the Secretary of State of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 7th day of April, 2023, and the foregoing facts stated herein are true and correct.

NEONC TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Amir Heshmatpour
Name:	Amir Heshmatpour
Title:	Chief Executive Officer